Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report dated November 17, 2025 in the Registration Statement on Form S-8, relating to the audit of the consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended June 30, 2025, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
March 31, 2026	Certified Public Accountants
PCAOB ID: 1171